MONTHLY REPORT - JANUARY, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $   8,726,320      8,726,320
   Change in unrealized gain (loss) on open         (18,430,822)   (18,430,822)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.         61,358         61,358
         Treasury obligations

    Interest income                                     244,129        244,129

    Foreign exchange gain (loss) on margin               26,003         26,003
       deposits
                                                   ------------   ------------
Total: Income                                        (9,373,012)    (9,373,012)

Expenses:
   Brokerage commissions                              4,845,445      4,845,445

   Management fee                                        28,327         28,327

   20.0% New Trading Profit Share                             0              0

   Custody fees                                             239            239

   Administrative expense                               187,482        187,482
                                                   ------------   ------------
Total: Expenses                                       5,061,493      5,061,493

Net Income (Loss) - January, 2011                 $ (14,434,505)   (14,434,505)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (679,146.810       $ 10,924,020     882,002,882    892,926,902
   units) at December 31, 2010
Addition of 5,226.324 units on                0       6,967,183      6,967,183
   January 1, 2011
Redemption of (0.982) units              (1,290)              0         (1,290)
   on January 1, 2011
Redemption of (5,786.292) units               0      (7,479,799)    (7,479,799)
   on January 31, 2011*
Net Income (Loss) - January, 2011      (118,117)    (14,316,388)   (14,434,505)
                                   -------------  -------------   ------------

Net Asset Value at January 31,  .
2011 (678,778.862 units inclusive
of 193.002 additional units) 	   $ 10,804,613     867,173,878    877,978,491
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST JANUARY 2011 UPDATE

            January   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     (1.64)%     (1.64)%      $   1,292.63    665,718.215  $ 860,524,935
Series 2     (1.27)%     (1.27)%      $   1,333.45         97.705  $     130,285
Series 3     (1.25)%     (1.25)%      $   1,335.94     12,597.568  $  16,829,564
Series 4     (1.08)%	 (1.08)%      $   1,351.24	  365.374  $     493,707


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 February 7, 2011


Dear Investor:

Numerous market cross currents resulted in a loss for the Trust. Currency, interest rate, and metals trading were unprofitable, stock index futures trading broke even and trading of energy and agricultural commodities was profitable.

Developed country equity markets moved up in January despite a sharp selloff near month-end on the Egyptian protests. Emerging market equities fared less well as inflation, particularly in energy and other commodities, is becoming an issue. Inflation was also a factor in the euro zone and Great Britain where upward pressure on interest rates tended to strengthen the euro, as did an easing of concern on the European debt situation. Serious flooding in Australia hit its currency and contributed to upward pressure on agricultural and other commodity prices. The Chilean peso was weakened by central bank intervention. As global economies continued to recover and strengthen, gold and silver finally sold off despite a boost from the Egyptian crisis. Commodities such as cotton were boosted by supply and inventory problems in the face of strong demand from China, and the Egyptian situation boosted grain demand from Middle East countries and also supported energy prices. Brent crude, reflecting European crude categories, surged to a record-breaking premium over West Texas Intermediate (WTI) because U.S. supplies are ample.

In stock index futures trading, long positions in U.S., most European and Taiwanese indices were profitable. Short positions in Spanish and Italian and long positions in South African, Chinese, Indian and Japanese indices were unprofitable.

The Trust holds long positions in most currencies versus the dollar. The most significant losing long positions were in the currencies of Chile, South Africa, Israel and India. Small gains were generated from the currencies of Mexico, Sweden and Russia. In non-dollar cross rate trading, short euro positions and long Australian and New Zealand dollar positions were unprofitable.

Long positions in German and British interest rate futures generated small losses.

Long positions in Brent crude, heating oil, gas oil and gasoline blendstock were profitable. Long WTI crude positions were slightly unprofitable as were short natural gas positions.

Long gold and silver positions were unprofitable and a long nickel position was profitable. Other industrial and precious metals broke even.

Long corn, wheat, cotton, coffee, sugar and rubber positions were profitable. A short position in live hogs generated a small loss.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman